Filed Pursuant to Rule 424(b)(3)

Registration No. 333-116237

PROSPECTUS

$250,000,000

CYTYC CORPORATION

2.25% Convertible Notes Due 2024 and Shares of

Common Stock Issuable Upon Conversion Thereof

We issued $250,000,000 aggregate principal amount of our 2.25% Convertible Notes Due 2024 in a private placement on March 22, 2004. This prospectus covers resales of the notes and shares of our common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of the notes or the shares of the common stock by the selling securityholders.

The notes bear interest at a rate of 2.25% per annum. We will pay interest on the notes on March 15 and September 15 of each year, commencing September 15, 2004. In addition, we will pay contingent interest during any six-month period commencing March 15, 2009, if the average trading price of the notes for the five trading days immediately preceding such period equals or exceeds 120% of the principal amount of the notes.

Subject to prior redemption or repurchase of the notes, noteholders may convert the notes into shares of our common stock at a conversion rate of 33.7041 shares per $1,000 principal amount of notes (which is equivalent to a conversion price of $29.67), subject to adjustment, before close of business on March 15, 2024, but only under any of the following circumstances: (1) during any calendar quarter commencing after June 30, 2004, if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter; (2) during the five business day period after any five consecutive trading day period in which the trading price per note for each day of that period was less than 98% of the product of the closing sale price of our common stock and the conversion rate; (3) if the notes have been called for redemption; or (4) upon the occurrence of certain corporate events.

Beginning March 20, 2009, we may redeem all or any portion of the notes at a redemption price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest. On March 15 of 2009, 2014 and 2019, or upon the occurrence of certain designated events, holders may require us to repurchase the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest.

The notes are our senior unsecured debt and rank on a parity with all of our other existing and future senior unsecured debt and prior to all future subordinated debt.

For U.S. federal income tax purposes the notes are subject to United States federal income tax rules applicable to contingent payment debt instruments. For a more detailed description of the notes, see “Description of Notes” beginning on page 18 and “Material United States Federal Tax Considerations” beginning on page 35.

Our common stock is quoted on The Nasdaq National Market under the symbol “CYTC.” On July 28, 2004, the closing sale price of the common stock on The Nasdaq National Market was $21.52 per share.

Investing in the notes and the common stock involves risks. You should carefully read and consider the “ Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 28, 2004

We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling securityholders are offering to sell, and seeking offers to buy, only the notes and shares of common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time and delivery of this prospectus or of any sale of the shares.

You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision. All references to “Cytyc,” “company,” “we,” “our,” “ours” and “us” in this prospectus refer to Cytyc Corporation and its subsidiaries, except where the context otherwise requires or as otherwise indicated.

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SUMMARY

This summary contains basic information about us, the notes and our common stock. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements incorporated by reference herein, Novacept’s financial statements incorporated by reference herein and the respective notes thereto before making an investment decision.

Corporate Information

We design, develop, manufacture and market the ThinPrep® System and ThinPrep Imaging System for use in medical diagnostic applications. The ThinPrep System is widely used for cervical cancer screening and non-gynecologic cytology. The ThinPrep System consists of the ThinPrep Pap Test, ThinPrep 2000 Processor, ThinPrep 3000 Processor, and related reagents, filters, and other disposable supplies. The ThinPrep Imaging System, released in June 2003, is a device that uses computer imaging technology to assist in primary cervical cancer screening of ThinPrep Pap Test slides.

We were incorporated in Delaware in 1987. Our principal executive offices are located at 85 Swanson Road, Boxborough, Massachusetts 01719. Our telephone number at this location is (978) 263-8000. Our web site is located at http://www.cytyc.com. The information contained on our web site is not a part of this prospectus.

Recent Developments

On March 24, 2004, we acquired Novacept, a privately held California corporation (“Novacept”), through the merger of Radio Acquisition Corporation, our newly formed, wholly-owned subsidiary, with and into Novacept. The aggregate purchase price for Novacept was approximately $325.6 million, of which $321.4 million represented cash payable to Novacept shareholders and $4.2 million represented acquisition-related fees and expenses. To satisfy certain claims as provided in the agreement and plan of merger relating to the acquisition, $27.5 million of the purchase price has been placed in escrow.

Novacept, which now constitutes our Cytyc Surgical Products division, manufactures and markets the NovaSure™ System, an innovative endometrial ablation device to treat menorrhagia, or excessive menstrual bleeding. The NovaSure System allows physicians to treat women with excessive menstrual bleeding in a minimally invasive manner to eliminate or reduce their bleeding to normal levels. In September 2001, the Food and Drug Administration (“FDA”) granted premarket approval for the NovaSure System to treat excessive menstrual bleeding due to benign causes in women for whom childbearing is complete. The product was commercially launched in the United States in early 2002.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations.

Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of the notes and our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks related to our business and our industry

We depend principally on the sale of two products.

Prior to our acquisition of Novacept in March 2004, we derived most of our revenues from sales of our ThinPrep 2000 Processor, filters and other disposable supplies for use in gynecological and non-gynecological testing applications. As a result of the Novacept acquisition, we now manufacture and market the NovaSure System. If we are unable to successfully develop and commercialize other products, our business, sales and profits will be materially impaired. Although we have begun marketing our ThinPrep 3000 Processor, ThinPrep Imaging System and FirstCyte Breast Test, we have not yet generated significant revenues from these products. We cannot guarantee that we will be able to obtain adequate reimbursement from insurance companies and other third party payors for the ThinPrep Imaging System and FirstCyte Breast Test, or that we will otherwise be able to generate significant revenue from sales or use of these products. We may be required to obtain FDA approval and secure adequate reimbursement from insurance companies and other third party payors for any other new products that we are able to develop or acquire, and we may not be able to do so.

In addition, in October 2003, an article in the New England Journal of Medicine suggested that the interval between screenings for cervical cancer could be extended from one year to three years for women over 30 who have had consistently negative results from previous screenings. If screening periods are extended as suggested, aggregate demand for testing is likely to decrease and if we are unable to successfully develop additional products, our business may be materially adversely affected.

We cannot guarantee we will obtain necessary regulatory approvals for our products.

If we do not obtain all necessary regulatory approvals for any new products we are able to successfully develop or acquire, our ability to generate sales from new product offerings will materially suffer. The governments of the United States and other countries extensively regulate the manufacture and sale of medical diagnostic devices intended for commercial use. For example, United States commercial distribution of medical diagnostic devices generally requires FDA clearance or approval before selling may commence. Obtaining FDA and other required regulatory approvals can be time-consuming, expensive and uncertain. Regulatory approval frequently requires several years from the commencement of clinical trials to the receipt of regulatory approval. After any approvals, we remain subject to pervasive regulation and inspection for ongoing compliance with regulatory requirements. We may also need to obtain FDA approval for any other new products we are able to develop or acquire, and we cannot guarantee that we will be able to do so.

Some of our activities may subject us to risks under federal and state laws prohibiting “kickbacks” and false or fraudulent claims.

We are subject to the provisions of a federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, which prohibit payments intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of health care products or services. While the federal law applies only to referrals, products or services for which payment may be made by a federal health care program, state laws often apply regardless of whether federal funds may be involved. These laws constrain the sales, marketing and other promotional activities of manufacturers of medical devices, such as us, by limiting the kinds of financial arrangements, including sales programs, with hospitals, physicians, laboratories and other potential purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. Anti-kickback and false claims laws prescribe civil and criminal penalties for noncompliance that can be substantial. While we continually strive to comply with these complex requirements, interpretations of the applicability of these laws to marketing practices is ever evolving and even an unsuccessful challenge could cause adverse publicity and be costly to respond to, and thus could have a material adverse effect on our business, results of operations and financial condition.

We may not be able to successfully integrate Novacept or any future acquisitions.

We continually explore opportunities to acquire related businesses, some of which could be material to us. For instance, on March 24, 2004, we acquired Novacept for approximately $325.6 million in cash. As of the date of this prospectus, we currently have no agreements to acquire any other businesses. Our ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating such companies (such as Novacept), achieving cost efficiencies and managing these businesses as part of our company. We will need to effectively integrate Novacept as well as significantly increase its revenues and earnings for the Novacept acquisition to be successful.

We may not be able to effectively integrate acquired companies (such as Novacept) and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our effort to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition, the loss of customers resulting from the acquisitions and the assumption of unknown liabilities. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management’s attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our business if any of the above adverse effects were to occur. Further, the benefits that we anticipate from the acquisition of Novacept or any future acquisitions may not develop.

Future acquisitions may also harm our operating results, dilute our stockholders’ equity and create other financial difficulties for us.

We may in the future pursue acquisitions that we believe could provide us with new technologies, products or service offerings, or enable us to obtain other competitive advantages.

Acquisitions by us may involve some or all of the following financial risks:

•	use of significant amounts of cash;

•	potential dilutive issuances of equity securities;

•	incurrence of debt or amortization expenses related to certain intangible assets; and

•	future impairment charges related to diminished fair value of businesses acquired as compared to the price we pay for them.

We may not be successful in overcoming the risks described above or any other problems associated with future acquisitions. Any of these risks and problems could materially harm our business, prospects and financial condition. Additionally, we cannot guarantee that any companies we may acquire will achieve anticipated revenues or operating results.

Our success depends on our ability to manage growth effectively.

The scope of our operations and facilities, the number of our employees and the geographic area of our operations have grown rapidly. If we are not able to manage our growth effectively, our business and financial condition will materially suffer. Our growth may significantly strain our managerial, operational and financial resources and systems. To manage our growth effectively, we will have to continue to implement and improve additional management and financial systems and controls, and to effectively expand, train and manage our employee base.

Product liability suits against us could result in expensive and time-consuming litigation, payment of substantial damages and increases in our insurance rates.

The sale and use of our products could lead to the filing of product liability claims if someone were to allege that one of our products contained a design or manufacturing defect that resulted in the failure to detect a disorder for which it was being used to screen or caused injuries to a patient. A product liability claim could result in substantial damages and be costly and time-consuming to defend, either of which could materially harm our business or financial condition. We cannot assure that our product liability insurance would protect our assets from the financial impact of defending a product liability claim. Any product liability claim brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing insurance coverage in the future.

Our quarterly operating results may vary.

Our operating results have fluctuated significantly in the past on a quarterly basis. We expect that our operating results may fluctuate significantly from quarter to quarter and we may experience losses in the future depending on a number of factors, including the extent to which our products continue to gain market acceptance, the rate and size of expenditures incurred as we expand our domestic and establish our international sales and distribution networks, the timing and level of reimbursement for our products by third-party payors, and other factors, many of which are outside our control.

The implementation of certain proposed accounting changes may have a material adverse affect on our net income.

The Financial Accounting Standards Board has proposed, and is currently considering, changes to generally accepted accounting principles in the United States that would require us to record a charge to earnings for employee stock option grants. This pending standard would negatively impact our earnings and increase the volatility of our quarterly operating results. For example, recording a charge for employee stock options under Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation, would have reduced net income by $11.5 million for the three months ended March 31, 2004 and $43.8 million, $54.2 million and $39.4 million for the years ended December 31, 2003, 2002 and 2001, respectively.

We currently have limited foreign sales capabilities and cannot guarantee success in foreign markets.

Although we commenced sales in countries outside the United States in 1998, only a small percentage of our sales to date have been to international markets. If we fail to increase international sales, our business and financial condition may suffer materially. We cannot guarantee that we will successfully develop foreign sales channels or capabilities that will enable us to generate significant revenue from international sales. Even if we are able to establish foreign sales capabilities, we may not be able to obtain favorable third-party reimbursements and required regulatory approvals in foreign countries. We may also face difficulty and added expense in complying with the U.S. and foreign regulations applicable to the sale and marketing of our products internationally.

We are highly dependent on key personnel.

We are highly dependent on the principal members of our management staff. Loss of our key personnel would likely impede achievement of our research and development, operational, or strategic objectives. To be successful, we must retain key employees and attract additional qualified employees.

You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.

Our consolidated financial statements as of December 31, 2001 and for the year ended December 31, 2001 were audited by Arthur Andersen LLP, our former independent auditor. In June 2002, Arthur Andersen was convicted of federal obstruction of justice charges in connection with its destruction of documents. As a result of its conviction, Arthur Andersen has ceased operations and is no longer in a position to reissue its audit reports or to provide consent to our incorporation by reference in this prospectus of financial statements reported on by it. Because Arthur Andersen has not reissued its reports and because we are not able to obtain a consent from Arthur Andersen, you will be unable to sue Arthur Andersen for material misstatements or omissions, if any, in this prospectus, including the financial statements covered by its previously issued reports. Even if you have a basis for asserting a remedy against, or seeking to recover from, Arthur Andersen, we believe that it is unlikely that you would be able to recover damages from Arthur Andersen.

Risks related to our ThinPrep System business

Our success depends greatly on the market acceptance of our ThinPrep System products and their cost.

Our success and growth depends greatly on market acceptance of our ThinPrep System and ThinPrep Imaging System, including any follow-on applications of ThinPrep technology, such as the FirstCyte Breast Test. The laboratory cost of using the ThinPrep System and ThinPrep Imaging System for cervical cancer screening, both together and individually, is higher than that of a conventional Pap smear and, we believe, competing liquid-based slide preparation systems. Due in part to increased competitive pressures in the healthcare industry to reduce costs, our ability to gain market acceptance of the ThinPrep System and follow-on products depends on our ability to demonstrate that the higher cost of using the ThinPrep System is offset by (i) a reduction in costs often associated with conventional Pap smears or competing liquid-based slide preparation systems, such as inaccurate diagnoses and the need for repeat Pap smears, as well as (ii) the ability to use our ThinPrep System for additional testing applications, such as testing for the human papillomavirus (“HPV”), Chlamydia trachomatis and Neisseria gonorrhea. In particular, for both the ThinPrep Imaging System and the FirstCyte Breast Test, we need to convince healthcare providers, insurance companies and other third party payors, and clinical laboratories of the clinical benefits and cost-effectiveness of these products. For the FirstCyte Breast Test, we await the results of an outcome study to support additional claims to drive market acceptance of this product and its cost.

Our ThinPrep System sales are dependent on third-party reimbursement.

Widespread adoption of our ThinPrep System, ThinPrep Imaging System and the FirstCyte Breast Test in the United States and other countries is dependent upon the ability of healthcare providers and laboratories to secure adequate reimbursement from third-party payors such as private insurance plans, managed care organizations, and Medicare and Medicaid. Although a majority of managed care organizations in the United States have added the ThinPrep Pap Test to their coverage, we cannot guarantee that reimbursement will increase or continue to be available, or that reimbursement levels will be adequate to enable healthcare providers and clinical laboratories in the United States and other countries to use the ThinPrep System and ThinPrep Imaging System for cervical cancer screening, instead of the conventional Pap smear method or the products of our competitors. We also will be required to secure adequate reimbursement for any new products we develop or acquire, and we may not be able to do so successfully.

We are dependent upon a relatively small number of large clinical laboratory customers in the United States for a significant portion of our sales of the ThinPrep System.

We are dependent upon a relatively small number of large clinical laboratory customers in the United States for a significant portion of our sales of the ThinPrep System, and our business may materially suffer if we are unable to increase sales to, or maintain our pricing levels with, our existing customers and establish new customers both within and outside the United States. Due in part to a trend toward consolidation of clinical laboratories in recent years and the relative size of the largest United States laboratories, it is likely that a significant portion of ThinPrep System sales will continue to be concentrated among a relatively small number of large clinical laboratories.

Our ThinPrep System business faces intense competition from other companies.

Our ThinPrep System business faces direct competition from a number of publicly-traded and privately-held companies, including manufacturers of liquid-based slide preparation systems. Other companies may develop products that are superior to ours or less expensive, or both. The development, FDA approval and commercial marketing of competitive systems for cervical cancer screening could have a material adverse effect on our business and financial condition.

We are uncertain if additional applications of our ThinPrep System will be successful.

In addition to cervical cancer screening, the ThinPrep System serves as a platform for other gynecological applications, including testing for HPV using Digene Corporation’s Hybrid Capture II HPV DNA Assay and testing for the sexually transmitted diseases Chlamydia trachomatis and Neisseria gonorrhea using Roche Diagnostics Corporation’s COBAS Amplicor automated system. We intend to continue to evaluate additional uses of our ThinPrep technology in testing for the presence of other types of cancers and sexually transmitted diseases. We have not yet determined which of these additional applications we will seek to develop, commercialize or promote, alone or with other companies. We may not be able to successfully promote, commercialize or develop additional uses of our technology.

The success of our ThinPrep System business depends on our ability to protect our intellectual property rights.

We rely on a combination of patents, trade secrets, copyrights, trademarks and confidentiality agreements to protect our ThinPrep System proprietary technology, rights and know-how. We also are the exclusive licensee of certain patented technology for use in the field of cytology related to the ThinPrep System and in the field of breast cancer detection and treatment related to the FirstCyte Breast Test. If we fail to protect, defend and maintain our ThinPrep System intellectual property rights, or if we are subject to a successful third party claim of infringement or violation of license terms, our business and financial condition will materially suffer.

Our reliance on sole source suppliers could harm our ThinPrep System business.

We currently obtain certain key components of the ThinPrep System and ThinPrep Imaging System, including our proprietary filter material and microscope slides, from single sources. If we are unable to obtain sufficient quantities of these components that meet our quality and technical requirements at reasonable prices and in a timely manner, we will not be able to manufacture and sell our ThinPrep System products on a timely and cost-competitive basis, which would materially and adversely affect our business and financial condition.

Our lack of redundant manufacturing facilities could harm our ThinPrep System business.

We assemble all of our ThinPrep Processors and the ThinPrep Imaging System, as well as manufacture filters, at our facility in Boxborough, Massachusetts. We also manufacture filters and fill substantially all of our vials at our facility in Londonderry, New Hampshire. The loss of any of these facilities may impede our manufacturing and sales efforts, which could materially and adversely affect our business and financial condition.

Risks related to our NovaSure business

If gynecologists and patients do not adopt the NovaSure System as a preferred treatment for excessive menstrual bleeding, the intended benefits of our acquisition of Novacept may not be realized and the market price of our common stock could decline.

The only product acquired as a result of our acquisition of Novacept is the NovaSure System, which is an endometrial ablation device to treat menorrhagia, or excessive menstrual bleeding. Novacept began full commercial release of the NovaSure System in the United States in January 2002. The NovaSure System is supported by only three years of patient follow-up data from Novacept’s U.S. pivotal clinical trial, and we could discover that the results of this clinical trial are not indicative of results experienced in the market over time. Furthermore, some of the existing data has been produced in studies that involve relatively small patient groups, and such data may not be reproduced in wider patient populations.

Because of its recent commercial introduction, the NovaSure System has limited product and brand recognition and has been used by a limited number of gynecologists. We may have difficulty gaining widespread acceptance of the NovaSure System among gynecologists and patients for a number of reasons including:

•	the presence of competing products sold by companies with longer operating histories, more recognizable names and more established distribution networks;

•	the introduction or existence of competing products or technologies that may be more effective, safer or easier to use than the NovaSure System;

•	the results of long-term clinical studies relating to the effectiveness of the NovaSure System;

•	the availability of alternative treatments or procedures that provide comparable levels of improvement in menstrual bleeding at a lower cost than the NovaSure System;

•	gynecologists and patient perceptions of the NovaSure System as compared to other treatments for excessive menstrual bleeding; and

•	the continued availability of satisfactory reimbursement from healthcare payors for endometrial ablation procedures.

We believe that continued recommendation and support for the use of the NovaSure System by influential gynecologists and treatment centers are essential for widespread market acceptance. If the NovaSure System does not continue to receive support from these gynecologists and treatment centers, or if longer-term data do not demonstrate continued support for the clinical efficacy of the NovaSure System, gynecologists may not use, and hospitals and outpatient surgery centers may not purchase, the NovaSure System. If this occurs, the intended benefits of the acquisition, such as increased revenues, may not be realized and the market price of our common stock could decline.

Current levels of growth in the market for new endometrial ablation procedures for the treatment of excessive menstrual bleeding may not be indicative of future growth.

Demand for newly introduced technologies or treatments can initially be exaggerated as supply increases to meet pre-existing demand. However, once the pre-existing demand is met, growth in the market may abruptly stop or significantly slow. We believe that some of the current growth in the market for new endometrial ablation procedures may be the result of a considerable pre-existing unmet demand for products of this nature. We cannot determine what portion of Novacept’s historical sales is attributable to this pre-existing demand, nor can we predict when, or at what rate, this demand may stop or decline in growth. If the demand for treatments like the NovaSure System were to stop abruptly or begin to decline, our operating results and profitability could be adversely affected.

We cannot accurately predict the size of the market for endometrial ablation products or our ability to convince women to undergo the NovaSure procedure.

We cannot accurately predict the size of the market for endometrial ablation products such as the NovaSure System. The long-term growth for this product will be dependent upon our ability to convince a significant number of gynecologists and women that the NovaSure System is superior to currently available treatments for excessive menstrual bleeding as well as treatments that may be developed and commercialized in the future. The most widely used and accepted treatments for excessive menstrual bleeding are drug treatment, hysterectomy, dilation and curettage, or D&C, and hysteroscopic rollerball ablation, or rollerball ablation. Over the past several years, the FDA approved several alternative, new endometrial ablation treatments for excessive menstrual bleeding, including the NovaSure System, and the use of these treatments has been increasing. However, most women experiencing excessive menstrual bleeding continue to rely primarily on drug therapy for the treatment of this condition or choose not to pursue any form of treatment. Furthermore, since the introduction of these new endometrial ablation treatments, the number of hysterectomies, D&Cs and rollerball ablations has not changed significantly, indicating that traditional treatments for excessive menstrual bleeding have not been displaced by these new endometrial ablation treatments.

We cannot assure you that the market for endometrial ablation products will develop in the future or that the new endometrial ablation procedures, including the NovaSure procedure, will continue to experience similar or greater rates of use. We cannot assure you that we will be successful in continuing to attract gynecologists and women to use the NovaSure System, or whether or not evolving trends in the treatment of excessive menstrual bleeding will favor new endometrial ablation procedures as compared to traditional approaches.

We compete against other medical device and drug companies with greater resources and more established products, which may prevent us from achieving significant market penetration with the NovaSure System.

We face direct competition from Johnson & Johnson, Boston Scientific Corporation, American Medical Systems, Inc. and Microsulis Medical Limited, each of which markets an FDA-approved endometrial ablation device for the treatment of excessive menstrual bleeding. In addition to these devices, there are alternative treatments to the NovaSure System, such as hormonal drug therapy, hysterectomy, D&C and rollerball ablation.

Some of the competitors in this market, including Johnson & Johnson, Boston Scientific Corporation, American Medical Systems, Inc. and the pharmaceutical companies that sell hormonal drugs, are large companies that enjoy significant competitive advantages over us, including:

•	significantly greater name recognition;

•	established relationships with healthcare professionals, customers and third-party payors;

•	established distribution networks;

•	additional lines of products, and the ability to offer rebates or bundle products to offer discounts or incentives to gain competitive advantage; and

•	greater resources for product development, sales and marketing.

The market for products treating excessive menstrual bleeding is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. Improvements in existing competitive products or the introduction of new competitive products may reduce our ability to compete for sales, particularly if those competitive products demonstrate better safety or effectiveness, clinical results, ease of use or lower cost than the NovaSure System. If we are unable to compete effectively against existing and future competitors and existing and future alternative treatments, our sales could decline and our business could be adversely affected.

If we are unable to prevent third parties from using the intellectual property related to the NovaSure System, our ability to market the NovaSure System will be harmed and our operating results could be adversely affected.

With our acquisition of Novacept, we have acquired all of Novacept’s intellectual property rights, including those with respect to the NovaSure System. However, the medical device industry in general, and the therapeutic use of devices employing radiofrequency energy, such as the NovaSure System, in particular, have been subject to extensive litigation and administrative proceedings regarding patents and other intellectual property rights. For example, we are currently engaged in a patent re-examination proceeding initiated by Johnson & Johnson in the U.S. Patent and Trademark Office, or USPTO, with respect to a patent relating to the NovaSure System and procedure. We cannot assure you that we will be successful in maintaining the claims of this patent during re-examination, and we expect that at least the broadest claims will be narrowed as a result of this proceeding. If the patent claims are narrowed substantially by the pending USPTO proceeding, the patent coverage afforded to the NovaSure System could be impaired.

If we fail to protect, defend and maintain the intellectual property rights with respect to the NovaSure System (in connection with the pending USPTO re-examination proceeding or otherwise) or if we are subject to a successful third party claim of infringement, the competitive position of the NovaSure System could be impaired. In addition, infringement, interference and other intellectual property claims and proceedings, with or without merit, are expensive and time-consuming to litigate and could adversely affect our business, financial condition and operating results.

If there is a failure to meet the demand for the NovaSure disposable device as a result of the completion of the transition to in-house manufacturing in Costa Rica, we may experience a decrease in sales.

Historically, the disposable component of the NovaSure System has been manufactured by an independent contractor located in Costa Rica. The manufacturing operation has recently been transferred from the independent contractor to our own manufacturing operation in Costa Rica. This new facility could be hampered by unforeseen circumstances, including:

•	inability to obtain critical equipment on a timely basis;

•	shortages of qualified personnel to operate equipment and manage manufacturing operations;

•	shortages of key raw materials or component inputs to the manufacturing process; and

•	difficulties associated with moving from smaller-scale production to higher volumes.

If any of the above occurs, we could also experience increased per-unit costs because we would need to re-engage the Costa Rican contract manufacturer. Increasing production capacity at the new facility may be difficult for us because of the complex nature of the manufacturing processes for the disposable component of the NovaSure System. As we expand our operations at the new facility, we could also experience difficulties in producing sufficient number of products or in achieving sufficient quality and manufacturing yield levels. If we are unable to expand our manufacturing at the new Costa Rica facility on schedule or otherwise fail to meet our manufacturing needs, we may not be able to meet the demand or the quality expectations of NovaSure customers, and we could experience a decrease in sales of the NovaSure System.

Because a component of the NovaSure System is and will be manufactured in Costa Rica, we will be subject to the political and economic risks of doing business there.

We cannot guarantee that the political, labor and economic climate in Costa Rica will remain sufficiently stable for our manufacturing purposes. Our operations relating to the NovaSure System could be adversely affected by political unrest and fluctuations in the value of the local Costa Rican currency. We could also be harmed by strikes and other labor disruptions. Any of these events could result in increased costs or in disruptions of supply of the NovaSure disposable devices, which could harm our business, financial condition and operating results.

We are currently defending a number of product liability lawsuits and we may be subject to the risk of additional product liability claims relating to the NovaSure System.

The NovaSure System is used on patients in endometrial ablation procedures, which involve a risk of serious complications, including bleeding that may require blood transfusions, uterine and bowel perforation and other damage to adjacent tissue and organs, infection and even death. Consequently, companies that produce medical devices for use in the uterus are subject to risk of product liability litigation.

Novacept is a party to a number of legal proceedings involving injuries to patients that occurred during a NovaSure procedure. We will vigorously defend against these product liability claims and any others that may arise related to the NovaSure System. However, there can be no assurance that any defense against these alleged claims will be successful.

If the NovaSure System is found to have caused or contributed to injuries or deaths, we could be held liable for substantial damages. Product liability insurance is in place for the NovaSure product and the Novacept shareholders have agreed, subject to certain conditions and limitations, to indemnify us for certain pending product liability claims to the extent that the damages are not covered by the existing insurance. However, we cannot assure you that available insurance and the indemnification payment, if any, will be sufficient to cover the damages from these claims. In addition, claims of this nature may adversely affect the reputation of the NovaSure System, which could damage its competitive position in the market. Any product liability claim brought against us, with or without merit, could result in the increase of our product liability insurance rates or the inability to secure additional coverage in the future. Also, even a meritless or unsuccessful product liability claim could be time consuming and expensive to defend, which could result in a diversion of management’s attention from our business and adversely affect our financial condition and operating results.

Our failure to obtain or maintain necessary regulatory clearances or approvals could hurt our ability to commercially distribute and market the NovaSure System.

The NovaSure System is a medical device and is subject to extensive regulation in the United States and in foreign countries where we intend to market NovaSure. Unless an exemption applies, a medical device must first receive either 510(k) clearance or premarket approval (“PMA”) from the FDA before it is marketed in the United States. The FDA’s 510(k) clearance process usually takes from three to twelve months but may take significantly longer. The premarket approval process generally takes from one to three years from the time the application is submitted to the FDA, but it can be significantly longer and can be significantly more expensive and uncertain than the 510(k) clearance process. Medical devices may be marketed only for the indications for which they are approved or cleared. Although Novacept has obtained premarket approval for the NovaSure System to treat excessive menstrual bleeding in pre-menopausal women who have completed childbearing, the FDA can take action affecting these premarket approvals if serious safety or other problems develop in the marketplace. In the future, we may be required to obtain 510(k) clearances or premarket approvals to market additional products, for modifications to the NovaSure System, or for new indications for the NovaSure System. We cannot be certain that we would be able to obtain 510(k) clearances or additional premarket approvals in a timely manner or at all. Delays in obtaining clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and future profitability.

In addition to the clearance requirements, we will be subject to Medical Device Reporting regulations that will require us to report to the FDA if the NovaSure System causes or contributes to a death or serious injury or if it malfunctions. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA, which may include any of the following sanctions:

•	fines, injunctions and civil penalties;

•	recall or seizure of our products;

•	operating restrictions, partial suspension or total shutdown of production;

•	refusal of our requests for 510(k) clearance or premarket approval of new products or new intended uses;

•	withdrawal of 510(k) clearance or premarket approvals that are already granted; and

•	criminal prosecution.

Any of these actions could have a material adverse effect on our business, financial condition and operating results.

Modifications to the NovaSure System may require premarket supplements, or new regulatory clearances or premarket approvals, or may require us to cease marketing or recall the modified devices until clearances or approvals are obtained.

Any modifications to a device that has received a premarket approval that could significantly affect its safety or effectiveness, or would constitute a major change in its function, intended use or manufacturing, require a premarket approval supplement or possibly a separate premarket approval. The FDA requires the device manufacturer to make and document its determination whether or not a premarket approval or supplement is required, but the FDA can review the manufacturer’s decision. Before the acquisition, Novacept modified various aspects of the NovaSure System and filed and received approval for one premarket supplement with respect to some of the changes in the design of and manufacturing process for its disposable device. However, the FDA may not agree with Novacept’s decisions not to seek supplements or new approvals for the other device modifications or with our decisions regarding any future device modifications. If the FDA requires us to seek one or more premarket approval supplements or new premarket approvals for any modification to a previously approved device, we may be required to cease marketing or to recall the modified device until we obtain approval, and we may be subject to significant regulatory fines or penalties. We intend to introduce a second-generation NovaSure controller in the future and will be required to file a premarket supplement in connection with that controller. If FDA does not approve our premarket supplement or any future supplement in a timely manner or at all, our business, financial condition and operating results could be adversely affected.

The NovaSure System may be subject to recalls even after receiving FDA clearance or approval, and if a recall occurs, the reputation of the NovaSure System and our operating results could be adversely affected.

The FDA and similar governmental bodies in other countries have the authority to require the recall of the NovaSure System in the event of material deficiencies or defects in design or manufacture. A government mandated or voluntary recall by us could occur as a result of component failures, manufacturing errors or design defects, including defects in labeling. Any recall could harm the reputation of the NovaSure System and adversely affect our financial condition and operating results.

If we or our contract manufacturers fail to comply with the FDA’s Quality System regulations, manufacturing operations relating to NovaSure System could be interrupted, and our product sales and operating results could be adversely affected.

The manufacturing processes relating to the NovaSure System, including the manufacturing operations in Costa Rica, and those of our contract manufacturers are required to comply with the FDA’s Quality System regulations, which cover the procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our devices. The FDA enforces its Quality System regulations through periodic unannounced inspections. The new, in-house Costa Rican manufacturing facility has passed an FDA Quality System inspection prior to commencement of operations, but we cannot assure you that it would pass any future Quality System inspection. If one of these manufacturing facilities fails a Quality System inspection, operations and manufacturing relating to the NovaSure System could be disrupted. Failure to take adequate and timely corrective action in response to an adverse Quality System inspection could force a shutdown of these manufacturing operations or a recall of the product. If we shut down manufacturing operations for the NovaSure System or recall that product, we may lose customers and experience a decline in our revenues.

Changes in reimbursement for procedures using the NovaSure System could affect the adoption of the NovaSure System and its future sales.

Widespread adoption of the NovaSure System by the medical community is unlikely to occur if physicians do not receive sufficient reimbursement from payors for performing the NovaSure procedure. A currently effective Category I Current Procedural Terminology, or CPT, billing code covers endometrial ablation procedures. The NovaSure procedure is reimbursed by many private healthcare insurance and managed care payors. However, many of these private payors use reimbursement amounts determined by Medicare and the Center for Medicare and Medicaid Services, or CMS, as a guideline in setting their reimbursement policies. CMS guidelines set the reimbursement rates for procedures covered by Medicare. However, future regulatory action by CMS or other government agencies or negative clinical results may diminish reimbursement coverage for physicians, hospitals and outpatient surgery centers. Additionally, some private payors do not follow the CMS and Medicaid guidelines and those payors may reimburse for only a portion of our procedure or not at all. Even if the NovaSure product is reimbursed by private payors and governmental payors, adverse changes in payors’ policies toward reimbursement for the procedure could also impair our ability to market and sell the NovaSure System.

In addition, even if we fulfill international regulatory requirements to market the NovaSure System, our success will be partly dependent upon the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country and include both government-sponsored healthcare and private insurance. Also, healthcare cost containment efforts similar to those we face in the United States are prevalent in many of the other countries in which we intend to sell the NovaSure System, and these efforts are expected to continue. Although we may seek international reimbursement approvals in certain markets, we may not be able to obtain approvals in a timely manner, if at all, which could impair our ability to market and sell the NovaSure System internationally.

A limited number of third-party suppliers manufacture components and materials comprising the NovaSure System, and if we lose or experience deterioration in our relationship with third-party suppliers or supplies are otherwise not available in sufficient quantities, there could be manufacturing delays and reduced sales of the NovaSure System.

A limited number of third-party suppliers manufacture components and materials that comprise the NovaSure System, including some components that are obtained from single sources. For example, while the RF controllers (a primary component of the NovaSure System that generates and delivers an amount of radio frequency energy individually determined for each patient, monitors several critical treatment and safety parameters, and automatically controls other aspects of the procedure) are available from more than one supplier, many parts of the RF controllers are in high demand for uses other than the manufacture of the NovaSure System. This demand could lead to a shortage of supply, which could affect our ability to manufacture our NovaSure System to meet demand. In addition, there are no contractual obligations by suppliers to continue to supply to us, nor are we contractually obligated to purchase from a particular supplier. Additionally, the NovaSure System utilizes several electronic components that may become obsolete or no longer be manufactured. Although we believe that alternative sources for these components are available, a supply interruption could harm our ability to manufacture the NovaSure System until a new source of supply is identified and qualified. Switching components may require product redesign and submission to the FDA of a premarket supplement or possibly a separate premarket approval, either of which could significantly delay production.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet customer demand for the NovaSure System. If customers cancel orders or switch to other competing products, sales of the NovaSure System could be harmed and our operating results could decline.

Risks related to the notes and our common stock

The notes are effectively subordinated to any secured debt which Cytyc may incur in the future.

The notes are our senior unsecured obligations and are effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness. As of the date hereof, we and our subsidiaries do not have any secured debt. However, the indenture that governs the terms of the notes does not have any restrictions on our or our subsidiaries’ ability to incur secured indebtedness. Consequently, in the event of our bankruptcy, liquidation, dissolution, reorganization or similar proceeding, the holders of any secured indebtedness will be entitled to proceed against the collateral that secures such indebtedness and such collateral will not be available for satisfaction of any amounts owed under the notes.

We cannot assure you that any active market for the notes will develop or be maintained, which could adversely affect their market price and your ability to sell them for an amount equal to or higher than their initial offering price.

The notes are not and will not be listed on any securities exchange, and we do not know whether an active market will develop or be maintained for the notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, general economic conditions and our financial condition, performance and prospects.

We may not have the ability to raise the funds necessary to finance the repurchase of the notes if required by holders pursuant to the indenture.

On March 15, 2009 or in the event of a “designated event” under the indenture, holders may require us to repurchase their notes at a price of 100% of the principal amount of the notes, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any. However, it is possible that we will not have sufficient funds available at such time to make the required repurchase of notes. In addition, any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting the repurchase of the notes under certain circumstances, or may provide that a designated event constitutes an event of default under that agreement. If any agreement governing our indebtedness prohibits us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain such consent or refinance the debt, we would not be permitted to repurchase the notes. Our failure to repurchase the notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

The price of our common stock historically has been volatile, which may make it difficult for you to resell the notes or the common stock into which the notes are convertible, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock.

Subject to certain conditions, the notes are convertible into shares of our common stock. The market price of our common stock historically has experienced and may continue to experience high volatility, and the broader stock market has experienced significant price and volume fluctuations in recent years. This volatility has affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially. The trading price of the notes is expected to be affected significantly by the price of our common stock.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of March 31, 2004, we had outstanding 110,588,063 shares of our common stock and options to purchase 20,498,247 shares of our common stock (of which 9,060,890 are currently exercisable). The sale or the availability for sale of a large number of shares of our common stock in the public market could adversely affect the price of our common stock.

You should consider the United States federal income tax consequences of owning the notes.

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in a note each holder is deemed to have agreed, to treat the note as indebtedness for U.S. federal income tax purposes that are subject to the Treasury regulations governing contingent payment debt instruments.

Consequently, despite some uncertainty as to the proper application of such regulations, the notes are treated as issued with original issue discount for United States federal income tax purposes, and you are required to include such original issue discount in your income as it accrues at a constant rate of 6.75% per year (subject to certain adjustments), compounded semi-annually, which represents the yield on our comparable non-contingent, non-convertible, fixed rate debt instruments with terms and conditions otherwise similar to the notes. The amount of original issue discount required to be included by you in income for each year generally will be in excess of the payments and accruals on the notes for non-tax purposes (i.e., in excess of the stated semi-annual regular interest payments and accruals and any contingent interest payments) in that year.

You will recognize gain or loss on the sale, purchase by us at your option, exchange, conversion or redemption of a note in an amount equal to the difference between the amount realized, including the fair market value of any of our common stock received, and your adjusted tax basis in the note. Any gain recognized by you on the sale, purchase by us at your option, exchange, conversion or redemption of a note will be treated as ordinary interest income; any loss will be ordinary loss to the extent of original issue discount previously included in income, and thereafter as capital loss. A discussion of the United States federal income tax consequences of ownership of the notes is contained in this prospectus under the heading “Material United States Federal Tax Considerations.”

You are strongly urged to consult your tax advisor as to the U.S. federal, state, local or other tax consequences of acquiring, owning, and disposing of the notes.

Risk relating to our common stock

Certain provisions of our certificate of incorporation, bylaws and Delaware law may delay or prevent a change in control of our company.

Our corporate documents and Delaware law contain provisions that may enable our board of directors to resist a change in control of our company. These provisions include:

•	a staggered board of directors;

•	limitations on persons authorized to call a special meeting of stockholders;

•	the authorization of undesignated preferred stock, the terms of which may be established and shares of which may be issued without stockholder approval;

•	advance notice procedures required for stockholders to nominate candidates for election as directors or to bring matters before an annual meeting of stockholders; and

•	a stockholder rights agreement or “poison pill.”

In addition, we are subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or consolidating with us except under certain circumstances.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take other corporate actions you desire.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or to be incorporated by reference herein contain statements concerning our future results and performance and other matters that are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our operating results and financial condition have varied and may in the future vary significantly depending on a number of factors. Statements in this prospectus or in documents incorporated by reference which are not strictly historical statements, including, without limitation, statements regarding management’s expectations for future growth and plans and objectives for future management and operations, domestic and international marketing and sales plans, product plans and performance, research and development plans, regulatory uncertainties, potential savings to the healthcare system, management’s assessment of market factors, costs related to current or future litigation and successful integration of acquired businesses and technologies, as well as statements regarding our strategy and plans, constitute forward-looking statements that involve risks and uncertainties. In some cases these forward-looking statements can be identified by the use of words such as “may,” “will,” “would,” “should,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “project,” “predict,” “potential” or the negative of these words or comparable words.

The factors listed under “Risk Factors” in this prospectus and elsewhere in the documents incorporated into this prospectus by reference, could cause actual results to differ materially from those anticipated by these forward-looking statements. Such factors, among others, may have a material adverse effect upon our business, financial condition, and results of operations. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made.

USE OF PROCEEDS

We will not receive any proceeds from the resale of the notes and the common stock issuable upon conversion of the notes by any selling securityholders. All the proceeds from the sale of the notes and the shares of common stock will be for the account of the selling securityholders. See the “Selling Securityholders” and “Plan of Distribution” sections of this prospectus.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges for each of the periods indicated is as follows:

	Year Ended December 31,										Three Months Ended March 31,
	1999		2000		2001		2002		2003		2003		2004
Ratio of earnings to fixed charges (1)	12.5	x	71.8	x	65.3	x	108.1	x	134.0	x	240.3	x	69.6	x

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net income before income taxes plus fixed charges. Fixed charges consist of interest on all debt, amortization of deferred financing costs and the portion of rental expense that is representative of the interest component of rental expense (deemed to be one-third of rental expense, which management believes is a reasonable approximation of the interest component).

DESCRIPTION OF NOTES

The notes are issued under an indenture dated as of March 22, 2004, between Cytyc, as issuer, and U.S. Bank Trust National Association, as trustee. The notes and the shares issuable upon conversion of the notes are covered by a registration rights agreement. The indenture and registration rights agreement have been filed with the SEC as an exhibit to the registration statement of which this prospectus is a part. You may also request a copy of the indenture and the registration rights agreement from the trustee.

The following description is a summary of the material provisions of the notes, the indenture and the registration rights agreement. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the indenture, including the definitions of certain terms used in the indenture, and to all provisions of the registration rights agreement. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

As used in this “Description of Notes” section, references to “Cytyc,” “we,” “our” or “us” refer solely to Cytyc Corporation and not to our subsidiaries.

General

The notes are our senior unsecured obligations and rank equally with all of our other existing and future senior unsecured debt and prior to all of our future subordinated debt. The notes are effectively subordinated to any secured indebtedness to the extent of the collateral securing such indebtedness, and to all indebtedness and other liabilities (including trade payables) of our subsidiaries. The notes are convertible into common stock upon certain conditions, as described under “—Conversion of Notes.”

We issued notes with a principal amount of $250,000,000 on March 22, 2004. The notes are issued only in denominations of $1,000 and multiples of $1,000. The notes will mature on March 15, 2024 unless earlier converted, redeemed or repurchased. We may, without the consent of the holders, issue additional notes under the indenture with the same terms and with the same CUSIP numbers as the notes covered by this prospectus in an unlimited aggregate principal amount, provided that such additional notes must be part of the same issue as the notes covered by this prospectus for U.S. federal income tax purposes. We may also from time to time repurchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Neither we nor any of our subsidiaries are subject to any financial covenants under the indenture. In addition, neither we nor any of our subsidiaries are restricted under the indenture from paying dividends, incurring debt, or issuing or repurchasing our securities.

Holders are not afforded protection under the indenture in the event of a highly leveraged transaction or a change in control of us except to the extent described below under “—Repurchase at Option of the Holder” and “—Repurchase at Option of the Holder Upon a Designated Event.”

Under the indenture governing the notes, we have agreed, and by acceptance of a beneficial interest in the notes each beneficial owner of the notes is deemed to have agreed, among other things, for United States federal income tax purposes, to treat the notes as indebtedness that is subject to the Treasury regulations governing contingent payment debt instruments and, for purposes of those regulations, to treat the fair market value of any stock received upon any conversion of the notes as a contingent payment. However, the characterization of instruments such as the notes and the application of such regulations is uncertain in several respects. See “Material United States Federal Tax Considerations.”

The notes bear interest at a rate of 2.25% per annum. We will pay interest, including contingent interest, if any, on March 15 and September 15 of each year, beginning September 15, 2004, to record holders at the close of business on the preceding March 1 and September 1, as the case may be, except interest payable upon redemption or repurchase will be paid to the person to whom principal is payable, unless the redemption date or repurchase date, as the case may be, falls after a record date and prior to the corresponding interest payment date. Interest began accruing from March 22, 2004 and will accrue from the most recent date to which interest has been paid or duly provided for. We will pay contingent interest under certain circumstances as described under “—Contingent Interest.”

We will maintain an office in the Borough of Manhattan, The City of New York, for the payment of principal and interest, and for the presentation of notes for conversion, registration of transfer or exchange for other denominations which shall initially be an office or agency of the trustee. We may pay interest either:

•	by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you shall be paid, at your written election, by wire transfer in immediately available funds; or

•	by transfer to an account maintained by you in the United States.

However, payments on the global note will be made to The Depository Trust Company, New York, New York, which we refer to as DTC, by wire transfer of immediately available funds to the account of DTC or its nominee. Interest will be computed on the basis of a 360-day year composed of twelve 30-day months.

Conversion of Notes

Holders may convert any of their notes, in whole or in part, into common stock prior to the close of business on the final maturity date of the notes, subject to the prior redemption or repurchase of the notes, but only under the following circumstances:

•	upon satisfaction of a market price condition;

•	upon satisfaction of a trading price condition;

•	upon notice of redemption; or

•	upon specified corporate transactions.

The number of shares of common stock that holders will receive upon conversion of their notes is determined by multiplying the number of $1,000 principal amount notes they convert by the conversion rate on the date of conversion. Holders may convert their notes in part so long as such part is $1,000 principal amount or an integral multiple of $1,000. The initial conversion rate for the notes is 33.7041 shares of common stock per $1,000 principal amount of notes, subject to adjustment as described below, which represents an initial conversion price of approximately $29.67 per share.

If we call notes for redemption, holders may convert their notes only until the close of business on the second business day immediately preceding the redemption date unless we fail to pay the redemption price. If holders have submitted their notes for repurchase upon a designated event, they may convert their notes only if they withdraw their repurchase election. Similarly, if holders exercise their option to require us to repurchase their notes other than upon a designated event, those notes may be converted only if they withdraw their election to exercise their option in accordance with the terms of the indenture. Upon conversion of a note, the holder will not receive any cash payment of interest, including contingent interest and liquidated damages, if any, (unless such conversion occurs between a regular record date and the interest payment date to which it relates). We will not issue fractional shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the closing sale price (as defined below) of the common stock on the trading day prior to the conversion date. Our delivery to the holder of the full number of shares of our common stock into which the note is convertible, together with any cash payment for such holder’s fractional shares, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest, including contingent interest and liquidated damages, if any, attributable to the period from the most recent interest payment date to the conversion date.

As a result, accrued but unpaid interest, including contingent interest and liquidated damages, if any, to the conversion date is deemed to be paid in full rather than cancelled, extinguished or forfeited.

Notwithstanding the preceding paragraph, if notes are converted after a record date but prior to the next succeeding interest payment date, holders of such notes at the close of business on the record date will receive the interest, including contingent interest and liquidated damages, if any, payable on such notes on the corresponding interest payment date notwithstanding the conversion. Such notes, upon surrender for conversion, must be accompanied by funds equal to the amount of interest, including contingent interest and liquidated damages, if any, payable on the notes so converted; provided that no such payment need be made if (1) we have specified a redemption date that is after a record date and prior to the next interest payment date, (2) we have specified a purchase date following a designated event that is during such period or (3) only to the extent of overdue interest or overdue contingent interest or overdue liquidated damages, any overdue interest or overdue contingent interest or overdue liquidated damages, if any, exists at the time of conversion with respect to such note.

Conversion Upon Satisfaction of Market Price Condition

Prior to the close of business on the maturity date, holders may surrender their notes for conversion into our common stock during any calendar quarter commencing after June 30, 2004 if the closing sale price of our common stock exceeds 120% of the conversion price for at least 20 trading days in the 30 consecutive trading days ending on the last trading day of the preceding calendar quarter. If the specified threshold is met, the notes will thereafter be convertible at any time at the option of their holders prior to the close of business on the maturity date.

The “closing sale price” of our common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by the Nasdaq System or by the National Quotation Bureau Incorporated. In the absence of such a quotation or reporting, we will determine the closing sale price on a basis we consider appropriate, and such determination shall be conclusive. The “conversion price” as of any day will equal $1,000 divided by the number of shares of common stock issuable upon a conversion of a note.

“Trading day” means a day during which trading in securities occurs on The Nasdaq National Market or, if the common stock is not quoted on The Nasdaq National Market, on the principal national or regional securities exchange on which the common stock is then listed or, if the common stock is not listed on a national or regional securities exchange, on the principal market on which the common stock is then traded.

Conversion Upon Satisfaction of Trading Price Condition

Prior to the close of business on the maturity date, holders may surrender their notes for conversion into our common stock during the five business day period after any five consecutive trading day period in which the “trading price” per $1,000 principal amount of notes, as determined following a request by a holder of notes in accordance with the procedures described below, for each day of that period was less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes at such time; provided, however, that holders may not convert their notes in reliance on this provision after March 15, 2009 if on any trading day during such measurement period the closing sale price of our common stock was between 100% and 120% of the then current conversion price of the notes.

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations obtained by the trustee for $10,000,000 principal amount of the notes at approximately 3:30 p.m.,

New York City time, on such determination date from three independent nationally recognized securities dealers we select; provided that if three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $10,000,000 principal amount of the notes from a nationally recognized securities dealer then the trading price per $1,000 principal amount of notes will be deemed to be less than 98% of the product of the “closing sale price” of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

In connection with any conversion upon satisfaction of the above trading price condition, the trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination; and we shall have no obligation to make such request unless the converting holder provides us with reasonable evidence that the trading price per $1,000 principal amount of notes would be less than 98% of the product of the closing sale price of our common stock and the number of shares of common stock issuable upon conversion of $1,000 principal amount of the notes. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of notes is greater than or equal to 98% of the product of the closing sale price of our common stock and the number of shares issuable upon conversion of $1,000 principal amount of the notes.

Conversion Upon Notice of Redemption

If we call notes for redemption, holders may convert their notes until the close of business on the second business day immediately preceding the redemption date, after which time their right to convert will expire unless we default in the payment of the redemption price.

Conversion Upon Specified Corporate Transactions

If we elect to:

•	distribute to all holders of our common stock certain rights or warrants entitling them to purchase, for a period expiring within 45 days, our common stock at less than the current market price at the time of distribution (measured by averaging the closing prices for the 10 preceding trading days); or

•	distribute to all holders of our common stock, assets, debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 5% of the closing sale price of our common stock on the business day immediately preceding the declaration date for such distribution;

we must notify holders at least 20 days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time until the earlier of close of business on the business day prior to the ex-dividend date or any announcement by us that such distribution will not take place. No adjustment to holders’ ability to convert will be made if they will otherwise participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock would be converted into cash, securities or other property, holders may surrender their notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until and including the date which is 15 days after the actual date of such transaction. If we are a party to a consolidation, merger, binding share exchange or sale of all or substantially all of our assets, in each case pursuant to which our common stock is converted into cash, securities, or other property, then at the effective time of the transaction, holders’ right to convert a note into our common stock will be changed into a right to convert it into the kind and amount of cash, securities and other property which they would have received if they had converted their notes immediately prior to the transaction. If the transaction also constitutes a designated event, holders can require us to redeem all or a portion of their notes as described under “—Repurchase at Option of the Holder Upon a Designated Event.”

Conversion Procedures

To convert an interest in a global note, holders must deliver to DTC the appropriate instruction form for conversion pursuant to DTC’s conversion program and comply with the last three items listed below. To convert a definitive note, a holder must:

•	complete and manually sign the conversion notice on the back of the note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest, including contingent interest and liquidated damages, if any, payable on the next interest payment date.

The date a holder complies with these requirements is the conversion date under the indenture. The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our common stock, including, among other things, the right to vote and receive dividends and notices of stockholder meetings, until any conversion is effective.

We will adjust the conversion rate if any of the following events occurs:

•	we issue common stock as a dividend or distribution on our common stock;

•	we issue to all holders of common stock certain rights or warrants to purchase our common stock;

•	we subdivide or combine our common stock;

•	we distribute to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets, including cash or securities but excluding:

•	rights or warrants specified above; and

•	dividends or distributions specified above

If we distribute capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing sales prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such distribution on The Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

If we distribute cash, then the conversion rate shall be increased so that it equals the rate determined by multiplying the conversion rate in effect on the record date with respect to the cash distribution by a fraction, (1) the numerator of which shall be the current market price of a share of our common stock on the record date, and (2) the denominator of which shall be the same price of a share on the record date less the amount of the distribution per share. “Current market price” shall mean the average of the daily closing sale prices per share of common stock for the ten consecutive trading days ending on the earlier of the date of determination and the day before the “ex” date with respect to the distribution requiring such computation. For purpose of this paragraph, the term “ex” date, when used with respect to any distribution, means the first date on which the common stock trades, regular way, on the relevant exchange or in the relevant market from which the closing sale price was obtained without the right to receive such distribution.

•	we or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

To the extent that we have a rights plan in effect upon conversion of the notes into common stock, holders will receive, in addition to the common stock, the rights under the rights plan unless the rights have separated from the common stock at the time of conversion, in which case the conversion rate will be adjusted as if we distributed to all holders of our common stock, shares of our capital stock, evidences of indebtedness or assets as described above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property and assets;

in which holders of our common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes, upon conversion of their notes, will be entitled to receive the same type of consideration which they would have been entitled to receive if they had converted the notes into our common stock immediately prior to any of these events.

Holders may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Material United States Federal Tax Considerations.”

Notwithstanding anything in this section to the contrary, no adjustment to the conversion rate will be made in respect to any payment, distribution or other transaction referred to above if we make proper provision so that each holder who thereafter converts notes is entitled to receive, upon that conversion, the same amount and kind of assets or other property that the holder would have received if the holder had converted notes into common stock at the relevant time.

We may, from time to time, increase the conversion rate if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock or rights distribution. See “Material United States Federal Tax Considerations.”

We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least 1% in the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Contingent Interest

Subject to the accrual and record date provisions described herein, we will pay contingent interest to the holders of notes during any six-month period from March 15 to September 14 and from September 15 to March 14, with the initial six-month period commencing March 15, 2009, if the average trading price of the notes, determined as set forth above under “—Conversion of Notes—Conversion Upon Satisfaction of Trading Price Condition”, for the five trading days immediately preceding the first day of the applicable six-month period equals 120% or more of the principal amount of the notes.

During any period when contingent interest shall be payable, the contingent interest payable per note will equal 0.25% of the average trading price of the notes during the five trading days immediately preceding the first day of the applicable six-month interest period. We will make contingent interest payments, if any, on the interest payment dates for the notes.

We will notify the noteholders upon determination that they will be entitled to receive contingent interest during a six-month interest period.

Optional Redemption by Cytyc

Beginning March 20, 2009, we may redeem the notes in whole or in part for an amount in cash equal to 100% of the principal amount, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the redemption date. If the redemption date is an interest payment date, interest shall be paid to the record holder on the relevant record date. We are required to give notice of redemption by mail to holders not more than 60 but not less than 30 days prior to the redemption date.

If less than all of the outstanding notes are to be redeemed, the trustee will select the notes to be redeemed in principal amounts of $1,000 or multiples of $1,000 by lot, pro rata or by another method the trustee considers fair and appropriate. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of the holder’s notes, the converted portion will be deemed to be of the portion selected for redemption.

We may not redeem the notes if we have failed to pay any interest on the notes and such failure to pay is continuing.

Repurchase at Option of the Holder

Holders have the right to require us to repurchase all or a portion of their notes on March 15 of the years 2009, 2014 and 2019. We will be required to repurchase any outstanding note for which a holder delivers a written repurchase notice to the paying agent, who will initially be the trustee. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date. If a repurchase notice is given and withdrawn during that period, we will not be obligated to repurchase the notes listed in the notice. Our repurchase obligation will be subject to certain additional conditions.

The repurchase price payable for a note will be equal to 100% of the principal amount, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date.

A holder’s right to require us to repurchase notes is exercisable by delivering a written repurchase notice to the paying agent at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the date two business days prior to the repurchase date.

We must give notice of an upcoming repurchase date to all note holders not less than 20 business days prior to the repurchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to repurchase their notes.

The repurchase notice given by each holder must state:

•	if certificated notes have been issued, the note certificate numbers (or, if the notes are not certificated, the repurchase notice must comply with appropriate DTC procedures);

•	the portion of the principal amount of notes to be repurchased, which must be in $1,000 multiples; and

•	that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture.

A holder may withdraw any written repurchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business of the repurchase date. The withdrawal notice must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if the notes are not certificated, the withdrawal notice must comply with appropriate DTC procedures); and

•	the principal amount, if any, which remains subject to the repurchase notice.

Payment of the repurchase price for a note for which a repurchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the repurchase notice. Payment of the repurchase price for the note will be made promptly following the later of the repurchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money sufficient to pay the repurchase price of the note on the business day following the repurchase date, then, on and after the date:

•	the note will cease to be outstanding;

•	interest, including contingent interest and liquidated damages, if any, will cease to accrue; and

•	all other rights of the holder will terminate, other than the right to receive the repurchase price upon delivery of the note.

This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent.

Our ability to repurchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to repurchase any outstanding note on a repurchase date, we may not have sufficient funds to pay the repurchase price on that repurchase date.

We will comply with the provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act that may be applicable.

Repurchase at Option of the Holder Upon a Designated Event

If a designated event occurs at any time prior to the maturity of the notes, holders may require us to repurchase their notes, in whole or in part, on a repurchase date that is 30 days after the date of our notice of the designated event. The notes will be repurchased in integral multiples of $1,000 principal amount.

We will repurchase the notes at a price equal to 100% of the principal amount to be repurchased, plus accrued and unpaid interest, including contingent interest and liquidated damages, if any, to, but excluding, the repurchase date. If the repurchase date is an interest payment date, we will pay accrued and unpaid interest, including contingent interest and liquidated damages, if any, to the record holder on the relevant record date.

We will mail to all record holders a notice of a designated event within 10 days after it has occurred. We are also required to deliver to the trustee a copy of the designated event notice. If holders elect to require us to repurchase their notes, they must deliver to us or our designated agent, on or before the 30th day after the date of our designated event notice, their repurchase notice and any notes to be repurchased, duly endorsed for transfer. We will promptly pay the repurchase price for notes surrendered for repurchase following the repurchase date.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive, consideration which is not all or substantially all common stock that:

•	is listed on, or immediately after the transaction or event will be listed on, a United States national securities exchange, or

•	is approved, or immediately after the transaction or event will be approved, for quotation on The Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices.

A “termination of trading” will be deemed to have occurred if our common stock (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on The Nasdaq National Market.

We will comply with any applicable provisions of Rule 13e-4 and any other applicable tender offer rules under the Exchange Act in the event of a designated event.

These designated event repurchase rights could discourage a potential acquirer. However, this designated event repurchase feature is not the result of management’s knowledge of any specific effort to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by management to adopt a series of anti-takeover provisions. The term “designated event” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a designated event would not necessarily afford holders protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We may be unable to repurchase the notes in the event of a designated event. If a designated event were to occur, we may not have enough funds to pay the repurchase price for all tendered notes. Any future credit agreements or other agreements relating to our indebtedness may contain provisions prohibiting repurchase of the notes under certain circumstances, or expressly prohibit our repurchase of the notes upon a designated event or may provide that a designated event constitutes an event of default under that agreement. If a designated event occurs at a time when we are prohibited from repurchasing notes, we could seek the consent of our lenders to repurchase the notes or attempt to refinance this debt. If we do not obtain consent, we would not be permitted to repurchase the notes. Our failure to repurchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other indebtedness.

Merger and Sale of Assets by Cytyc

The indenture will provide that we may not consolidate with or merge with or into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless among other items:

•	we are the surviving person, or the resulting, surviving or transferee person, if other than us is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	the successor person assumes all of our obligations under the notes and the indenture; and

•	we or such successor person will not be in default under the indenture immediately after the transaction.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture.

Events of Default; Notice and Waiver

The following will be events of default under the indenture:

•	we fail to pay principal when due upon redemption or otherwise on the notes;

•	we fail to pay any interest, including contingent interest and liquidated damages, if any, on the notes, when due and such failure continues for a period of 30 days;

•	we fail to perform our obligation to provide a notice of a designated event within 10 days after it has occurred;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after notice from the trustee or holders of at least 25% in principal amount of outstanding notes; or

•	certain events involving our bankruptcy, insolvency or reorganization.

The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal, interest, including contingent interest or liquidated damages, if any, on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

If an event of default occurs and continues, the trustee or the holders of at least 25% in principal amount of the outstanding notes may declare the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal, and accrued interest, including contingent interest and liquidated damages, if any, on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal, interest, including contingent interest and liquidated damages, if any, that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

Payments of principal and accrued interest, including contingent interest and liquidated damages, if any, on the notes that are not made when due will accrue interest at the annual rate of 1% above the then applicable interest rate from the required payment date.

The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal, or interest on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 25% in principal amount of outstanding notes make a written request, and offer reasonable indemnity, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes; and

•	the trustee fails to comply with the request within 60 days after receipt.

Modification and Waiver

The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest, including contingent interest, or liquidated damages of any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	adversely change our obligation to redeem any note at the option of a holder or upon a designated event;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture in a manner adverse to the holder; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes.

Form, Denomination and Registration

The notes are issued:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

Global Note, Book-Entry Form

The notes are evidenced by a global note that is deposited with DTC and registered in the name of Cede & Co. as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

Beneficial interests in the global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

Beneficial interests in the global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of the global note, Cede & Co. for all purposes will be considered its sole holder. Except as provided below, owners of beneficial interests in the global note:

•	are not entitled to have certificates registered in their names;

•	will not receive physical delivery of certificates in definitive registered form; and

•	are not considered holders of the global note.

We will pay interest, including contingent interest, if any, on and the redemption price and the repurchase price of the global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in the global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time.

We will issue notes in definitive certificate form only if:

•	DTC notifies us that it is unwilling or unable to continue as depositary or DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days;

•	an event of default shall have occurred and the maturity of the notes shall have been accelerated in accordance with the terms of the notes and any holder shall have requested in writing the issuance of definitive certificated notes; or

•	we have determined in our sole discretion that notes shall no longer be represented by the global note.

The notes represented by the global note are eligible to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes is, therefore, required by DTC to be settled in immediately available funds. We expect that secondary trading in any certificated securities will also be settled in immediately available funds.

Governing Law

The notes and the indenture will be governed by, and construed in accordance with, the laws of the State of New York.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the trustee, the paying agent or the conversion agent, if applicable, after the notes have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a repurchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture.

No personal liability of directors, officers, employees, incorporators and stockholders

No past, present or future director, officer, employee, incorporator or stockholder of ours, as such, shall have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes.

Calculations in respect of the notes

We or our agents are responsible for making all calculations called for under the indenture. These calculations include, but are not limited to, determination of the market price of the notes and our common stock, and amounts of contingent interest payments, if any, and liquidated damages, if any, on the notes. We or our agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes.

Listing and trading

We have not, and do not intend to, apply for listing of the notes on any securities exchange. Our common stock is quoted on The Nasdaq National Market under the symbol “CYTC.”

Registration Rights of the Noteholders

We entered into a registration rights agreement with the initial purchasers of the notes for the benefit of the holders of the notes and the common stock issuable on conversion of the notes. Under this agreement, we agreed to use our reasonable best efforts to cause a shelf registration statement to become effective within 180 days of the closing date. We further agreed to use our reasonable best efforts to keep the shelf registration statement effective until the earlier of:

•	all of the registrable securities have been sold pursuant to the shelf registration statement or sold to the public pursuant to Rule 144 under the Securities Act, or any other similar provision then in force (but not Rule 144A); or

•	the expiration of the holding period under Rule 144(k) under the Securities Act, or any successor provision.

When we use the term “registrable securities” in this section, we are referring to the notes and the common stock issuable upon conversion of the notes until the earliest of:

•	the effective registration under the Securities Act and the resale of the securities in accordance with the registration statement;

•	the expiration of the holding period under Rule 144(k) under the Securities Act; and

•	the sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A.

We may suspend the use of this prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not:

•	exceed 45 days in any three-month period; or

•	an aggregate of 120 days in any 12-month period.

Notwithstanding the foregoing, we are permitted to suspend the use of this prospectus for up to 60 days in any 3-month period under certain circumstances, relating to possible acquisitions, financings or other similar transactions or reviews by the SEC of our periodic reports.

We will pay predetermined liquidated damages if this prospectus is unavailable for periods in excess of those permitted above:

•	on the notes at an annual rate equal to 0.25% of the aggregate principal amount of the notes outstanding for the first 90-day period immediately following the failure to keep effective the shelf registration statement or the failure to make this prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement made effective or until this prospectus is available; and

•	on the common stock that has been converted, at an annual rate equal to 0.25% of an amount equal to $1,000 divided by the conversion rate during such periods for the first 90-day period immediately following the failure to keep effective the shelf registration statement or the failure to make this prospectus available for periods described above, and such rate will increase to 0.50% per annum thereafter until the registration statement is filed or made effective or until this prospectus is available.

In no event will liquidated damages accrue at a rate per annum exceeding 0.50%.

A holder who elects to sell registrable securities pursuant to the shelf registration statement of which this prospectus forms a part is required to:

•	sell such registrable securities for cash;

•	be named as a selling securityholder in this prospectus;

•	deliver a prospectus to purchasers; and

•	be subject to the provisions of the registration rights agreement, including indemnification provisions.

Under the registration rights agreement we will:

•	pay all customary expenses of the shelf registration statement;

•	provide each registered holder copies of this prospectus;

•	notify holders when the shelf registration statement has become effective; and

•	take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

Information Concerning the Trustee

We have appointed U.S. Bank Trust National Association, the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may provide banking and other services to us in the ordinary course of their business.

The indenture contains certain limitations on the rights of the trustee, if it or any of its affiliates is then our creditor, to obtain payment of claims in certain cases or to realize on certain property received on any claim as security or otherwise. The trustee and its affiliates are permitted to engage in other transactions with us. However, if the trustee or any affiliate continues to have any conflicting interest and a default occurs with respect to the notes, the trustee must eliminate such conflict or resign.

DESCRIPTION OF CAPITAL STOCK

The summary of the terms of our capital stock set forth below does not purport to be complete and is qualified by reference to our certificate of incorporation and bylaws.

Authorized Capital Stock

Under our certificate of incorporation, our authorized capital stock consists of 200,000,000 shares of common stock, $0.01 par value per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Holders of our common stock are entitled to one vote per share on matters to be voted upon by the stockholders. There are no cumulative voting rights. Holders of our common stock are entitled to receive ratable dividends when, as and if declared by our board of directors out of funds legally available for the payment thereof. Upon the liquidation, dissolution or winding up of the Company, holders of our common stock share ratably in our assets available for distribution to our stockholders, subject to the preferential rights of any then outstanding shares of our preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Our board of directors has the authority to issue 5,000,000 shares of preferred stock in one or more series and to fix the relative rights, preferences, privileges, qualifications, limitations and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, rights upon dissolution and the number of shares constituting any series or the designation of such series, without further vote or action by the stockholders.

Anti-Takeover Effects of Provisions of our Certificate of Incorporation and Bylaws and Delaware Law

Some provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that may have the effect of discouraging, delaying or preventing a change in control of our company or unsolicited acquisition proposals that a holder of the notes or a stockholder might consider favorable.

Undesignated Preferred Stock. Our board of directors has the authority to issue preferred stock having voting or conversion rights that could adversely affect the voting power of the holders of our common stock, and the issuance of preferred stock could be used, under certain circumstances, to render more difficult or discourage a hostile takeover of our company.

Stockholder Meetings. Our certificate of incorporation and bylaws provides that a special meeting of stockholders may be called only by the President, the Chairman of our board of directors or a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. Once elected, directors may be removed without cause only by the holders of at least 75% of the shares then entitled to vote at an election of directors and may be removed with cause only by the holders of at least a majority of the shares then entitled to vote at an election of directors. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of directors. In addition, under our certificate of incorporation and bylaws, the directors may enlarge the size of our board of directors and fill any vacancies on the board.

Amendment of Provisions in Our Organizational Documents. Our certificate of incorporation provides that the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in an election of directors is required to (1) reduce or eliminate the number of authorized shares of our common stock or preferred stock set forth in the certificate of incorporation or (2) amend certain other provision of the certificate of incorporation relating to the board of directors and indemnification. Our certificate of incorporation also provides that our bylaws may be amended by the board of directors or by the stockholders if approved by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of our capital stock entitled to vote generally in an election of directors.

Delaware Anti-Takeover Statute. We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with “interested” stockholders for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to exceptions, an “interested” stockholder is a person who, alone or together with his affiliates and associates, owns, or within the prior three years did own, 15% or more of the corporation’s voting stock.

The foregoing provisions of Delaware law and our certificate of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that might result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Stockholders Rights Plan

On August 6, 1997, our board of directors declared a dividend of one preferred stock purchase right for each outstanding share of our common stock to holders of record at the close of business on September 5, 1997. The description and the terms of the rights are set forth in a rights agreement between us and EquiServe Trust Company, N.A., as successor to BankBoston, N.A. as rights agent, dated as of August 27, 1997, as amended (the “rights agreement”). Each right entitles the holder to purchase from us a unit consisting of one one-hundredth of a share of series A junior participating Preferred Stock, $0.01 par value, at a purchase price of $110 per unit, subject to adjustment. The rights are not exercisable or transferable apart from our common stock until (a) 10 days after the public announcement that a person or group (as defined in the rights agreement, an “Acquiring Person”) has acquired 15% or more of our common stock, (b) 10 business days after the commencement of, or the first public announcement of the intention to commence, a tender offer which would increase the beneficial ownership of a person or group to 15% or more of our common stock or (c) 10 business days after the determination by our board of directors that a person is an Adverse Person (as such term is defined in the rights agreement). After any person or group has become an Acquiring Person or Adverse Person, except as provided in the rights agreement, each right entitles the holder (other than the Acquiring Person or the Adverse Person) to purchase, at the exercise price, that number of shares of our common stock having a market price of two times the exercise price. If we are acquired in a merger or other business combination transaction, except as provided in the rights agreement, each exercisable right entitles the holder (other than the Acquiring Person or the Adverse Person) to purchase, at the exercise price, that number of shares of common stock of the acquiring company having a market price of two times the exercise price of the right.

Our board of directors may redeem the rights for $.01 per right at any time before the tenth day following the public announcement by either we or an Acquiring Person that a person or group has become an Acquiring Person. However, the rights may not be redeemed if our board of directors determines that a person or group has become an Adverse Person. The rights expire on September 5, 2007.

Transfers Agent and Registrar

EquiServe Trust Company, N.A. is the transfer agent and registrar for the common stock.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

General

This is a summary of certain material United States federal income tax consequences relevant to holders of the notes. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury regulations now in effect, all of which are subject to change (possibly with retroactive effect) or differing interpretations. The discussion below deals only with notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, certain United States Expatriates, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, as a position in a “straddle” or as part of a “hedge,” “conversion” or other risk-reduction transaction for tax purposes. Persons considering the purchase of the notes should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the notes arising under the laws of any state, local, foreign or other taxing jurisdiction.

We do not address all of the tax consequences that may be relevant to a holder of notes. In particular, we do not address:

•	the United States federal income tax consequences to stockholders in, or partners or beneficiaries of, an entity that is a holder of notes;

•	the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of notes;

•	any state, local or foreign tax consequences of the purchase, ownership or disposition of notes; and

•	any United States federal, state, local or foreign tax consequences of owning or disposing of common stock.

The United States federal income tax treatment of a partner in a partnership (or other entity classified as a partnership for United States federal income tax purposes) that holds the notes generally will depend on such partner’s particular circumstances and on the activities of the partnership. Partners in such partnerships should consult their own tax advisors.

We urge prospective investors to consult their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of notes in light of their own particular circumstances, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in United States federal or other tax laws.

Classification of the Notes

Pursuant to the terms of the indenture, we and every holder agree (in the absence of administrative pronouncement or judicial ruling to the contrary), for United States federal income tax purposes, to treat the notes as debt instruments that are subject to the Treasury regulations governing contingent payment debt instruments (the “contingent debt regulations”) and to be bound by our application of the contingent debt regulations to the notes, including our determination of the rate at which interest will be deemed to accrue on the notes and the related “projected payment schedule” determined by us as described below, and our treatment of the fair market value of any common stock received upon conversion of a note as a contingent payment.

No statutory or judicial authority directly addresses the treatment of the notes or instruments similar to the notes for United States federal income tax purposes. The Internal Revenue Service (the “IRS”) has issued a revenue ruling with respect to instruments having certain features similar to the notes. To the extent the ruling addresses the issue, this ruling supports certain aspects of the treatment as described below. Notwithstanding the issuance of this ruling, the proper application of certain aspects of the contingent debt regulations to the notes is not entirely certain. In addition, no ruling has been or is expected to be sought from the IRS with respect to the United States federal income tax consequences discussed below. The IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and the tax consequences described below. You should be aware that different treatment from that described below could affect the amount, timing, source and character of income, gain or loss with respect to an investment in the notes. For example, a holder might be required to accrue interest income at a higher or lower rate, might not recognize income, gain or loss upon conversion of a note into common stock, and might recognize capital gain or loss upon a taxable disposition of a note. Holders should consult their tax advisors concerning the tax treatment of holding a note.

The remainder of this discussion assumes that the notes are treated as indebtedness subject to the contingent debt regulations.

United States Holders

For purposes of this discussion, a United States Holder is a beneficial owner of the notes who or which is:

•	a citizen or individual resident of the United States for United States federal income tax purposes;

•	a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate if its income is subject to United States federal income taxation regardless of its source; or

•	a trust if (1) a United States court can exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, may also be treated as United States Holders.

Accrual of Interest on the Notes

Pursuant to the contingent debt regulations, United States Holders of the notes are required to accrue interest income on the notes on a constant-yield basis, based on a comparable yield to maturity as described below, regardless of whether such holders use the cash or accrual method of tax accounting. As such, United States Holders generally will be required to include interest in income each year in excess of the accruals on the notes for non-tax purposes and in excess of any stated interest payments actually received in that year.

The contingent debt regulations provide that a United States Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the notes that equals:

1.	the product of (i) the adjusted issue price (as defined below) of the notes as of the beginning of the accrual period and (ii) the comparable yield to maturity (as defined below) of the notes, adjusted for the length of the accrual period;

2.	divided by the number of days in the accrual period; and

3.	multiplied by the number of days during the accrual period that the United States Holder held the notes.

A note’s issue price is the first price at which a substantial amount of the notes is sold to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a debenture is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the projected amount of any payments (in accordance with the projected payment schedule described below) previously made with respect to the notes.

The term “comparable yield” as used in the contingent debt regulations means the annual yield we would pay, as of the issue date, on a fixed-rate, nonconvertible debt instrument with no contingent payments, but with terms and conditions otherwise comparable to those of the notes. We have determined that the comparable yield for the notes is 6.75%, compounded semi-annually. The precise manner of calculating the comparable yield is not entirely clear. If our determination of the comparable yield were successfully challenged by the IRS, the redetermined yield could be materially greater or less than the comparable yield determined by us.

The contingent debt regulations require that we provide to United States Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments (which we refer to as “projected payments”) on the notes. This schedule must produce a yield to maturity that equals the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature. In this connection, the fair market value of any common stock (and cash, if any) received by a holder upon conversion will be treated as a contingent payment. The comparable yield and the projected payment schedule will be set forth in the indenture. United States Holders also may obtain the projected payment schedule by submitting a written request for such information to us at: Cytyc Corporation, 85 Swanson Road, Boxborough, Massachusetts 01719, Attention: General Counsel.

By purchasing the notes, United States Holders agree in the indenture to be bound by our determination of the comparable yield and projected payment schedule and agree to use the comparable yield and projected payments schedule in determining its interest accruals, and the adjustments thereto described below, in respect of the notes for United States federal income tax purposes.

The comparable yield and the projected payment schedule are not used for any purpose other than to determine a holder’s interest accruals and adjustments thereto in respect of the notes for United States federal income tax purposes. They do not constitute a projection or representation regarding the actual amounts payable on the notes.

We may be required to make payments of liquidated damages if we do not file or cause to be declared effective a registration statement, as described under “Description of the Notes—Registration Rights of the Noteholders.” We intend to take the position for United States federal income tax purposes that any payments of liquidated damages should be taxable to United States Holders as additional ordinary income when received or accrued, in accordance with their method of tax accounting. If we do fail to file or cause to be declared effective a registration statement, United States Holders should consult their tax advisers concerning the appropriate tax treatment of the payment of liquidated damages with respect to the notes.

Adjustments to Interest Accruals on the Notes

If, during any taxable year, a United States Holder of notes receives actual payments with respect to such notes that, in the aggregate, exceed the total amount of projected payments for that taxable year, the United States Holder will incur a “net positive adjustment” under the contingent debt regulations equal to the amount of such excess. The United States Holder will treat a “net positive adjustment” as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including common stock received upon conversion or repurchase of the notes) received in that year.

If a United States Holder receives in a taxable year actual payments with respect to the notes that, in the aggregate, are less than the amount of projected payments for that taxable year, the United States Holder will incur a “net negative adjustment” under the contingent debt regulations equal to the amount of such deficit. This negative adjustment will (a) reduce the United States Holder’s interest income on the notes for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the United States Holder’s interest income on the notes during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments. A negative adjustment is not subject to the two percent floor limitation on miscellaneous itemized deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described in (a) and (b) will be carried forward to offset future interest income with respect to the notes or to reduce the amount realized on a sale, exchange, conversion or retirement of the notes.

Sale, Exchange, Conversion or Redemption of Notes

Generally, the sale or exchange of a note or the redemption of a note for cash will result in taxable gain or loss to a United States Holder. As described above, our calculation of the comparable yield and the projected payment schedule for the notes includes the receipt of stock upon conversion as a contingent payment with respect to the notes. Accordingly, we intend to treat the receipt of common stock by a United States Holder upon the conversion of a note as a payment under the contingent debt regulations. As described above, a United States Holder agrees to be bound by our determination of the comparable yield and projected payment schedule. Under this treatment, a conversion of a note into common stock also will result in taxable gain or loss to a United States Holder.

The amount of gain or loss on a sale, exchange, conversion or redemption of a note will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the United States Holder, including the fair market value of any common stock received, and (b) the United States Holder’s adjusted tax basis in the note.

A United States Holder’s adjusted tax basis in a note generally will be equal to the United States Holder’s original purchase price for the note, increased by any interest income previously accrued by the United States Holder (determined without regard to any adjustments to interest accruals described above) and decreased by the amount of any projected payments that previously have been scheduled to be made in respect of the notes (without regard to the actual amount paid).

Gain recognized upon a sale, exchange, conversion or redemption of a note generally will be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter capital loss (which will be long-term if the note is held for more than one year). The deductibility of capital losses is subject to limitations.

A United States Holder’s tax basis in common stock received upon a conversion of a note will equal the then current fair market value of such common stock. The United States Holder’s holding period for the common stock received will commence on the day immediately following the date of conversion.

If a United States Holder purchases a note at a discount or premium to the adjusted issue price, so that such Holder’s tax basis in the note differs from the adjusted issue price of the note at the time of the acquisition, the normal rules for accrual of premium or discount generally will not apply. Instead, the United States Holder must reasonably allocate such difference to (i) daily portions of interest, or (ii) the projected payment at maturity. An allocation to daily portions of interest should be reasonable to the extent that the difference is due to a change in the yield, at such acquisition date, at which we could issue a nonconvertible fixed rate debt instrument with no contingent payments, but with terms otherwise similar to those of the notes. An allocation to the projected payment at maturity should be reasonable to the extent that the anticipated value of our common stock at maturity, determined on the basis of the market conditions at the acquisition date, differs from the anticipated value of our common stock as it had been determined on the basis of market conditions which prevailed at the time of original issuance.

If a United States Holder’s tax basis in a note is greater than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a negative adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be reduced by the amount the United States Holder treats as a negative adjustment. If a United States Holder’s tax basis in a note is less than the adjusted issue price of the note, the amount of the difference allocated to a daily portion of interest or to the projected payment will be treated as a positive adjustment on the date the daily portion accrues or the payment is made. On the date of the adjustment, the United States Holder’s adjusted tax basis in the note will be increased by the amount the United States Holder treats as a positive adjustment.

A United States Holder who purchases notes for an amount that is more or less than the adjusted issue price of the notes should consult its tax advisor regarding the adjustments described above.

Constructive Dividends to Holders of Notes

If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion rate of the notes were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the notes to the extent of our current and accumulated earnings and profits.

For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of cash dividends might result in deemed dividend treatment to holders of the notes, but an increase in the event of stock dividends or the distribution of rights to subscribe for common stock generally would not.

Since under the notes there are increases in the conversion rate in the case of cash dividends to stockholders, these adjustments might result in deemed dividends to United States Holders as described above, or, because the notes are subject to the contingent debt regulations, such adjustments might result in income upon conversion or earlier at the time of such adjustment.

Non-United States Holders

As used herein, the term “Non-United States Holder” means a beneficial holder of a note that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	an estate or trust that is not a United States Holder, as described above.

All payments on the notes made to a Non-United States Holder, including payments of contingent interest, a payment in common stock pursuant to a conversion (other than the portion attributable to certain taxable adjustments to the conversion rate), and any gain realized on a sale or exchange of the notes, will be exempt from United States federal income or withholding tax, provided that: (i) such Non-United States Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, and is not a bank receiving certain types of interest; (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-United States Holder of a trade or business in the United States; (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on The Nasdaq National Market); and (v) we are not and have not been a United States real property holding corporation (“USRPHC”) within the meaning of section 897(c)(2) of the Code. We believe that we are not and have never been, nor do we anticipate becoming, a USRPHC.

The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a debenture certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements. If a Non-United States Holder of the notes is engaged in a trade or business in the United States, and if interest on the notes is effectively connected with the conduct of such trade or business, the Non-United States Holder, although exempt from the withholding tax discussed in the preceding paragraph, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale, exchange or conversion of the notes in the same manner as if it were a United States Holder. In lieu of the certificate described in the preceding paragraph, such a Non-United States Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-United States Holder is a foreign corporation, such holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

Notwithstanding the preceding paragraph, if a Non-United States Holder of a note were deemed to have received a constructive dividend (see “—Constructive Dividends to Holders of Notes” above), the Non-United States Holder generally would be subject to United States withholding tax at a 30% rate on the taxable amount of such dividend, subject to reduction by an applicable treaty, or upon the receipt of IRS Form W-8ECI (or successor form) from the Non-United States Holder claiming that the deemed receipt of the constructive dividend is effectively connected with the conduct of a United States trade or business.

Backup Withholding Tax and Information Reporting

Payments of principal, premium, if any, and interest (including original issue discount and a payment in common stock pursuant to a conversion of a note) on, and the proceeds of dispositions of, the notes may be subject to information reporting and United States federal backup withholding tax if the United States Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. A Non-United States Holder may be subject to United States backup withholding tax on payments on the notes and the proceeds from a sale or other disposition of the notes unless the Non-United States Holder complies with certification procedures to establish that it is not a United States person. The certification procedures confirming foreign status required of Non-United States Holders to claim the exemption from withholding tax on certain payments on the notes, described above, will satisfy the certification requirements necessary to avoid backup withholding tax as well. Backup withholding is not an additional tax. Any amounts so withheld will be allowed as a credit against a United States Holder’s United States federal income tax liability and may entitle a holder to a refund, provided the required information is timely furnished to the IRS.

SELLING SECURITYHOLDERS

The notes were originally issued by us and sold by Morgan Stanley & Co. Incorporated, J.P. Morgan Securities Inc. and Piper Jaffray & Co. (the “initial purchasers”) in transactions exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act. The selling securityholders may from time to time offer and sell pursuant to this prospectus any or all of the notes listed below and the shares of common stock issued upon conversion of such notes. When we refer to the “selling securityholders” in this prospectus, we mean those persons listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling securityholders’ interests.

The table below sets forth the name of each selling securityholder, the principal amount at maturity of notes that each selling securityholder may offer pursuant to this prospectus and the number of shares of common stock into which such notes are convertible. To our knowledge, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates or beneficially owns in excess of 1% of the outstanding common stock.

The principal amounts of the notes provided in the table below is based on information provided to us by each of the selling securityholders and the percentages are based on $250 million principal amount at maturity of notes outstanding. The number of shares of common stock that may be sold is calculated based on the current conversion price of $29.67 per share.

Since the date on which each selling securityholder provided this information, each selling securityholder identified below may have sold, transferred or otherwise disposed of all or a portion of its notes in a transaction exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and any changed information will be set forth in an amendment to the registration statement of which this prospectus forms a part. In addition, the conversion ratio, and therefore the number of shares of our common stock issuable upon conversion of the notes, is subject to adjustment. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

Any or all of the notes or shares of our common stock listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amounts of notes or our common stock that will be held by the selling securityholders upon consummation of any such sales.

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding Before Offering(%)	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Acuity Master Fund, Ltd.	1,000,000	*	33,704	33,704	—
Allstate Insurance Company	1,250,000	*	92,230	42,130	50,100	(4)
Alpine Associates	6,175,000	2.5	208,122	208,122	—
Alpine Partners, L.P.	825,000	*	27,805	27,805	—
Argent Classic Convertible Arbitrage Fund (Bermuda) Ltd.	5,340,000	2.1	179,979	179,979	—
Argent Classic Convertible Arbitrage Fund II, L.P.	310,000	*	10,448	10,448	—
Argent Classic Convertible Arbitrage Fund L.P.	1,360,000	*	45,837	45,837	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding Before Offering(%)	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Argent LowLev Convertible Arbitrage Fund LLC.	270,000	*	9,100	9,100	—
Argent LowLev Convertible Arbitrage Fund II, LLC.	20,000	*	674	674	—
Argent LowLev Convertible Arbitrage Fund Ltd.	2,140,000	*	72,126	72,126	—
B.C. McCabe Foundation	125,000	*	4,213	4,213	—
BP Amoco PLC Master Trust	531,000	*	17,896	17,896	—
Calamos Growth and Income Fund-Calamos Investment Trust	27,400,000	11.0	923,492	923,492	—
Calamos Growth and Income Portfolio-Calamos Advisors Trust	190,000	*	6,403	6,403	—
Calamos Global Growth & Income Fund-Calamos Investment Trust	1,500,000	*	50,556	50,556	—
Celebrity IAM Ltd(3)	3,300,000	1.3	111,223	111,223	—
Class C Trading Company, Ltd.	60,000	*	2,022	2,022	—
CNH CA Master Account, L.P.	250,000	*	8,426	8,426	—
Consulting Group Capital Markets Funds	900,000	*	30,333	30,333	—
Context Convertible Arbitrage Fund, LP	1,500,000	*	50,556	50,556	—
Context Convertible Arbitrage Offshore, LTD	4,375,000	1.8	147,455	147,455	—
Credit Suisse First Boston Europe LTD	40,000	*	1,348	1,348	—
Custom Investments PCC, Ltd.	90,000	*	3,033	3,033	—
DaimlerChrysler Corp Emp. #1 Pension Plan dtd 4/1/89	4,880,000	2.0	164,476	164,476	—
DBAG London	9,543,000	3.8	321,638	321,638	—
Descartes Offshore Ltd(3)	4,800,000	1.9	161,779	161,779	—
Descartes Partners L.P.(3)	1,900,000	*	64,037	64,037	—
DKR SoundShore Opportunity Holding Fund Ltd.	2,000,000	*	67,408	67,408	—
DKR SoundShore Strategic Holding Fund Ltd.	1,250,000	*	42,130	42,130	—
Franklin and Marshall College	285,000	*	9,605	9,605	—
HFR CA Global Select Master Trust Account	80,000	*	2,696	2,696	—
HFR CA Select Fund	1,000,000	*	33,704	33,704	—
Hotel Union & Hotel Industry of Hawaii Pension Plan	139,000	*	4,684	4,684	—
Institutional Benchmarks Master Fund Ltd.	1,765,000	*	59,487	59,487	—
Intl. Truck & Engine Corp. Non Contributory Retirement Plan Trust	875,000	*	29,491	29,491	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding Before Offering(%)	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
Intl. Truck & Engine Corp. Retirement Plan for Salaried Employee’s Trust	1,500,000	*	50,556	50,556	—
Jefferies Umbrella Fund Global Convertible Bonds	1,000,000	*	33,704	33,704	—
JP Morgan Securities Inc.	8,000,000	3.2	269,632	269,632	—
KBC Financial Products USA Inc.	4,700,000	1.9	158,409	158,409	—
KeySpan Foundation	50,000	*	1,685	1,685	—
KeySpan Insurance Company	110,000	*	3,707	3,707	—
LDG Limited	509,000	*	17,155	17,155	—
Lexington Vantage Fund c/o TQA Investors, LLC	103,000	*	3,471	3,471	—
Lord Abbett Investment Trust – LA Convertible Fund	1,775,000	*	59,824	59,824	—
Lyxor/Context Fund LTD	750,000	*	25,278	25,278	—
Lyxor Master Fund Ref: Argent/LowLev CB c/o Argent	160,000	*	5,392	5,392	—
Man Convertible Bond Master Fund, Ltd.	1,505,000	*	50,724	50,724	—
MSS Convertible Arbitrage 1 c/o TQA Investors, LLC	26,000	*	876	876	—
National Bank of Canada	425,000	*	14,324	14,324	—
National Fuel & Gas Company Retirement Plan	450,000	*	15,166	15,166	—
Nisswa Master Fund Ltd.	2,000,000	*	67,408	67,408	—
Nomura Securities International Inc.	3,000,000	1.2	125,648	101,112	24,536	(4)
Oppenheimer Convertible Securities Fund	2,500,000	1.0	84,260	84,260	—
Oxford, Lord Abbett & Co.	1,175,000	*	39,602	39,602	—
Piper Jaffray & Co.	5,000,000	2.0	168,520	168,520	—
Putnam Convertible Income – Growth Trust	3,650,000	1.5	123,019	123,019	—
Royal Bank of Canada (Norshield)	800,000	*	26,963	26,963	—
San Diego County Employee Retirement Association	1,000,000	*	33,704	33,704	—
Silver Convertible Arbitrage Fund, LDC	90,000	*	3,033	3,033	—
SPhinX Convertible Arbitrage Fund SPC .	415,000	*	13,987	13,987	—
SPhinX Convertible Arbitrage Fund SPC c/o SSI Investment Mgt.	314,000	*	10,583	10,583	—
SPhinX Fund c/o TQA Investors, LLC	525,000	*	17,694	17,694	—
SSI Blended Market Neutral L.P.	276,000	*	9,302	9,302	—
SSI Hedged Convertible Market Neutral L.P.	460,000	*	15,503	15,503	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding Before Offering(%)	Number of Shares of Common Stock Held Before Offering(1)	Number of Shares of Common Stock Offered for Sale(1)	Number of Shares of Common Stock Held After Offer(2)
State Street Bank Custodian for GE Pension Trust	2,560,000	1.0	86,282	86,282	—
St. Thomas Trading, Ltd.	2,495,000	*	84,091	84,091	—
The Northwestern Mutual Life Insurance Company	3,000,000	1.2	101,112	101,112	—
Total Fina Elf Finance USA, Inc.	175,000	*	5,898	5,898	—
TQA Master Fund Ltd.	4,602,000	1.8	155,106	155,106	—
TQA Master Plus Fund Ltd.	7,869,000	3.1	265,217	265,217	—
TQA Special Opportunities Master Fund Ltd.	500,000	*	16,852	16,852	—
UBS AG London – F/B/O HFS	11,500,000	4.6	387,597	387,597	—
UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.	3,000,000	1.2	101,112	101,112	—
UBS O’Connor LLC f/b/o O’Connor Global Convertible Portfolio	250,000	*	8,426	8,426	—
Universal Investment Gesellschaft MBH	1,800,000	*	60,667	60,667	—
Univest Convertible Arbitrage Fund II LTD (Norshield)	150,000	*	5,055	5,055	—
Vermont Mutual Insurance Company	115,000	*	3,875	3,875	—
Viacom Inc. Pension Plan Master Trust	15,000	*	505	505	—
Xavex Convertible Arbitrage 2 Fund	50,000	*	1,685	1,685	—
Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	1,501,000	*	50,589	50,589	—
Xavex Convertible Arbitrage 10 Fund	490,000	*	16,515	16,515	—
Zazove Convertible Arbitrage Fund, L.P.	5,500,000	2.2	185,372	185,372	—
Zazove Hedged Convertible Fund, L.P.	1,000,000	*	33,704	33,704	—
Zazove Income Fund, L.P.	1,000,000	*	33,704	33,704	—
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	971,000	*	32,726	32,726	—

Name	Original Principal Amount of Notes Beneficially Owned That May Be Sold ($)	Percentage of Notes Outstanding Before Offering(%)	Number of Shares of Common Stock Held Before Offering(1)		Number of Shares of Common Stock Offered for Sale(1)		Number of Shares of Common Stock Held After Offer(2)
All other holders of notes or future transferees, pledges or donees or their successors (4)	71,721,000	(5)	(5)		2,417,291		(5)

Total	250,000,000	100	9,003,461	(6)	8,426,025	(6)	627,536

*	Represents less than 1.0%.
(1)	The number of conversion shares shown in the table above assumes conversion of the full amount of notes held by such holder at the initial conversion rate of 33.7041 shares per $1,000 principal amount at maturity of notes. This conversion rate is subject to certain adjustments. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Under the terms of the indenture, fractional shares will not be issued upon conversion of the notes. Cash will be paid instead of fractional shares, if any.
(2)	Except as noted in the table, assumes all of the notes and shares of common stock issuable upon their conversion are sold in the offering.
(3)	Descartes Capital LLC is general partner of the entity.
(4)	Represents shares of common stock owned by the selling securityholder in addition to shares issuable upon conversion of the notes.
(5)	Information about additional selling securityholders will be set forth in an amendment to the registration statement of which this prospectus forms a part.
(6)	Because fractional shares that would otherwise be issuable upon conversion of notes will be paid in cash, the sum of the number of shares listed in the column does not equal the total.

PLAN OF DISTRIBUTION

The notes and the underlying common stock are being registered to permit the resale of such securities by the holders of such securities from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling securityholders of the notes or the underlying common stock. We will bear the fees and expenses incurred in connection with our obligation to register the notes and the underlying common stock. However, the selling securityholders will pay all underwriting discounts, commissions and agent’s commissions, if any.

The selling securityholders may offer and sell the notes and the underlying common stock from time to time in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the selling securityholder or by agreement between such holder and underwriters or dealers who may receive fees or commissions in connection with such sale. Such sales may be effected by a variety of methods, including the following:

•	in market transactions;

•	in privately negotiated transactions;

•	through the writing of options;

•	in a block trade in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	if we agree to it prior to the distribution, through one or more underwriters on a firm commitment or best-efforts basis;

•	through broker-dealers, who may act as agents or principals;

•	directly to one or more purchasers;

•	through agents; or

•	in any combination of the above or by any other legally available means.

In connection with the sales of the notes and the underlying common stock, the selling securityholders may enter into hedging transactions with broker-dealers, who may in turn engage in short sales of the offered securities, deliver the notes and the underlying common stock to close out such short positions, or loan or pledge the notes and the underlying common stock to broker-dealers that in turn may sell such securities.

If a material arrangement with any underwriter, broker, dealer or other agent is entered into for the sale of any notes and the underlying common stock through a secondary distribution or a purchase by a broker or dealer, or if other material changes are made in the plan of distribution of the notes and the underlying common stock, a prospectus supplement will be filed, if necessary, under the Securities Act disclosing the material terms and conditions of such arrangement. The underwriter or underwriters with respect to an underwritten offering of notes and the underlying common stock and the other material terms and conditions of the underwriting will be set forth in a prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of the prospectus supplement. In connection with the sale of the notes and the underlying common stock, underwriters will receive compensation in the form of underwriting discounts or commissions and may also receive commissions from purchasers of notes and underlying common stock for whom they may act as agent. Underwriters may sell to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent.

To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes or the underlying common stock by the selling securityholders. Selling securityholders may decide to sell all or a portion of the notes or the underlying common stock offered by them pursuant to this prospectus or may decide not to sell notes or the underlying common stock under this prospectus. In addition, any selling securityholder may transfer, devise or give the notes or the underlying common stock by other means not described in this prospectus. Any notes or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

The selling securityholders and any underwriters, broker-dealers or agents participating in the distribution of the notes and the underlying common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the notes or common stock by the selling securityholders and any commissions received by any such underwriters, broker-dealers or agents may be deemed to be underwriting commissions under the Securities Act. If the selling securityholders were deemed to be underwriters, the selling securityholders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

The selling securityholders and any other person participating in the distribution will be subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the notes and the underlying common stock by the selling securityholders and any other relevant person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the underlying common stock to engage in market-making activities with respect to the particular notes and the underlying common stock being distributed. All of the above may affect the marketability of the notes and the underlying common stock and the ability of any person or entity to engage in market-making activities with respect to the notes and the underlying common stock.

Under the securities laws of certain states, the notes and the underlying common stock may be sold in those states only through registered or licensed brokers or dealers. In addition, in certain states the notes and the underlying common stock may not be sold unless the notes and the underlying common stock have been registered or qualified for sale in the state or an exemption from registration or qualification is available and complied with.

We have agreed to indemnify the selling securityholders against certain civil liabilities, including certain liabilities arising under the Securities Act, and the selling securityholders will be entitled to contribution from us in connection with those liabilities. The selling securityholders will indemnify us against certain civil liabilities, including liabilities arising under the Securities Act, and will be entitled to contribution from the selling securityholders in connection with those liabilities.

We are permitted to suspend the use of this prospectus under certain circumstances relating to corporate developments, public filings with the SEC and similar events for a period not to exceed 45 days in any three-month period and not to exceed an aggregate of 120 days in any 12-month period. If the duration of such suspension exceeds any of the periods above-mentioned, we have agreed to pay additional interest.

LEGAL MATTERS

Certain legal matters regarding the notes and the shares of common stock issuable upon conversion thereof will be passed upon for us by Hogan & Hartson L.L.P.

EXPERTS

The consolidated financial statements incorporated in this prospectus by reference from Cytyc’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, independent registered public accounting firm, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph describing a change in accounting principle with respect to goodwill in the year ended December 31, 2002 and certain revisions, resulting from the change in accounting principle, to disclosures in the financial statements for the year ended December 31, 2001 which were audited by other auditors who have ceased operations, as disclosed in Note 2 to the consolidated financial statements), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in Cytyc’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

Cytyc’s consolidated financial statements for the year ended December 31, 2001, incorporated into this prospectus by reference to Cytyc’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Arthur Andersen LLP, our former independent certified public accountants, as stated in their report incorporated herein by reference to Cytyc’s Annual Report on Form 10-K for the year ended December 31, 2003. See “Risk Factors—Risks related to our business and our industry—You are unlikely to be able to seek remedies against Arthur Andersen LLP, our former independent auditor.”

The consolidated financial statements of Novacept as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in Cytyc’s Current Report on Form 8-K/A dated as of April 27, 2004, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report included therein and incorporated herein by reference. The Novacept consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy materials that we have filed with the SEC at the SEC public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

Our common stock is quoted on The Nasdaq National Market under the symbol “CYTC,” and our SEC filings can also be read at the following address: Nasdaq Operations, 1735 K Street, N.W. Washington, D.C. 20006. Our Securities and Exchange Commission filings are also available to the public on the SEC’s Internet website at http://www.sec.gov.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act with respect to the notes and the common stock issuable upon conversion of the notes offered by the selling securityholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Please refer to the registration statement and its exhibits and schedules for further information with respect to our company, the notes and the common stock. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. You may read and obtain a copy of the registration statement and its exhibits and schedules from the SEC, as described in the preceding paragraphs.

DOCUMENTS INCORPORATED BY REFERENCE

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the SEC (other than on Form 8-K under Items 9 and 12) under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, including any filings after the date of this prospectus, until the selling securityholders have sold all of the notes and shares of common stock to which this prospectus relates or the offering is otherwise terminated. The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Our Annual Report on Form 10-K for our fiscal year ended December 31, 2003.

•	Our Quarterly Report on Form 10-Q for our fiscal quarter ended March 31, 2004.

•	Our Current Reports on Form 8-K filed on March 5, 2004, March 17, 2004, March 22, 2004 (as amended on April 27, 2004), March 29, 2004, June 10, 2004 and July 12, 2004.

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on January 16, 1996.

You may request a copy of these filings, at no cost, by writing to or telephoning us at the following address:

Cytyc Corporation

85 Swanson Road

Boxborough, Massachusetts 01719

Telephone: (978) 263-8000